================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)
                           ---------------------------
                                 ViryaNet, Ltd.
                                (Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share                    M 9754010
     (Title of class of securities)                         (CUSIP number)

                             Barbara J. Gould, Esq.
                       GE Capital Equity Investments, Inc.
                               120 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                February 25, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)
                         (Continued on following pages)
                                    (Page 1)

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NY2:\1131790\04\_9@M04!.DOC\47660.3010
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CUSIP number                 M 9754010                                    13D                           Page 2
---------------------------------------------------------------------              ------------------------------------------------

------------------- ---------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         GE Capital Equity Investments, Inc.
                    S.S. OR I.R.S. IDENTIFICATION NO.                              06-1268495
                    OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [ ]
                                                                                                                            (b) [x]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ---------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               OO

------------------- ---------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ---------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

---------------------------- ------- ----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- ----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          2,368,020
         OWNED BY
                             ------- ----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- ----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     2,368,020

------------------- ---------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       2,368,020  (Does not include 87,657 shares
                                                                                   beneficially owned by GE Capital Equity
                                                                                   Holdings, Inc.)
------------------- ---------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

------------------- ---------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          8.8%

------------------- ---------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ---------------------------------------------------------------------------------------------------------------
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                                       2
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CUSIP number                 M 9754010                                    13D                           Page 3
---------------------------------------------------------------------              ------------------------------------------------

------------------- ---------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         GE Capital Equity Holdings, Inc.
                    S.S. OR I.R.S. IDENTIFICATION NO.                              06-1448607
                    OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [ ]
                                                                                                                            (b) [x]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ---------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not Applicable

------------------- ---------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ---------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

---------------------------- ------- ----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- ----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          87,657
         OWNED BY
                             ------- ----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- ----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     87,657

------------------- ---------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       87,657  (Does not include 2,368,020 shares
                                                                                   beneficially owned by GE Capital Equity
                                                                                   Investments, Inc.)
------------------- ---------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

------------------- ---------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.3%

------------------- ---------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ---------------------------------------------------------------------------------------------------------------
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                                       3
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CUSIP number                 M 9754010                                    13D                           Page 4
---------------------------------------------------------------------              ------------------------------------------------

------------------- ---------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       General Electric Capital Corporation
                    I.R.S. IDENTIFICATION NOS.                                     13-1500700
                    OF ABOVE PERSONS:
------------------- ---------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [ ]
                                                                                                                            (b) [x]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ---------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not Applicable

------------------- ---------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ---------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

---------------------------- ------- ----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- ----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          2,455,677 (includes all shares beneficially
         OWNED BY                                                                  owned by each of GE Capital Equity Investments,
                                                                                   Inc. and GE Capital Equity Holdings, Inc.)
                             ------- ----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- ----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     2,455,677 (includes all shares beneficially
                                                                                   owned by each of GE Capital Equity Investments,
                                                                                   Inc. and GE Capital Equity Holdings, Inc.)
------------------- ---------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       2,455,677 (includes all shares beneficially
                                                                                   owned by each of GE Capital Equity Investments,
                                                                                   Inc. and GE Capital Equity Holdings, Inc.)
------------------- ---------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [ ]

------------------- ---------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          9.1%

------------------- ---------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ---------------------------------------------------------------------------------------------------------------
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                                       4
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CUSIP number                 M 9754010                                    13D                           Page 5
---------------------------------------------------------------------              ------------------------------------------------

------------------- ---------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       General Electric Capital Services, Inc.
                    I.R.S. IDENTIFICATION NOS.                                     06-1109503
                    OF ABOVE PERSONS:
------------------- ---------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [ ]
                                                                                                                            (b) [x]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ---------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not Applicable

------------------- ---------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ---------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

---------------------------- ------- ----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            Disclaimed (See 11 Below)
          SHARES
                             ------- ----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          Disclaimed (See 11 Below)
         OWNED BY
                             ------- ----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       Disclaimed (See 11 Below)
         REPORTING
                             ------- ----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     Disclaimed (See 11 Below)

------------------- ---------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       Beneficial ownership of all shares disclaimed by
                                                                                   General Electric Capital Services, Inc.
------------------- ---------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [ ]

------------------- ---------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          Not Applicable
                                                                                                                 (See 11 Above)

------------------- ---------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ---------------------------------------------------------------------------------------------------------------
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                                       5
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CUSIP number                 M 9754010                                    13D                           Page 6
---------------------------------------------------------------------              ------------------------------------------------

------------------- ---------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       General Electric Company
                    I.R.S. IDENTIFICATION NOS.                                     14-0689340
                    OF ABOVE PERSONS:
------------------- ---------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [ ]
                                                                                                                            (b) [x]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ---------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not Applicable

------------------- ---------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ---------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             New York

---------------------------- ------- ----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            50,000
          SHARES
                             ------- ----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          Disclaimed (See 11 Below)
         OWNED BY
                             ------- ----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       50,000
         REPORTING
                             ------- ----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     Disclaimed (See 11 Below)

------------------- ---------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       50,000  (Beneficial ownership of 2,368,020
                                                                                   shares owned by GE Capital Equity Investments,
                                                                                   Inc. and 87,657 shares owned by GE Capital
                                                                                   Equity Holdings, Inc. is disclaimed by General
                                                                                   Electric Company)
------------------- ---------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [ ]

------------------- ---------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.2%
                                                                                                                 (See 11 Above)
------------------- ---------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ---------------------------------------------------------------------------------------------------------------
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                                       6

Item 1.  Security and Issuer.

                  This statement relates to the ordinary shares, par value NIS
0.10 per share (the "Ordinary Shares"), of ViryaNet, Ltd., an Israeli company (the "Company"). The principal executive offices of the Company are located at 5 Kiryat Hamada Street, Science Based Industrial Campus, P.O. Box 23052, Har Hotzvim, Jerusalem 91230, Israel.

Item 2.  Identity and Background.

                  This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, GE Capital Equity Holdings, Inc. ("GECEH"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc., ("GECS") and General Electric Company, ("GE" and, collectively with GECEI, GECEH, GE Capital and GECS, the "Reporting Persons"). GECS is, directly or indirectly, wholly owned by GE, GE Capital is a wholly owned subsidiary of GECS and GECEI and GECEH are wholly owned subsidiaries of GE Capital.

                  GECEI is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEI are the making, managing and disposing of investments in private and public companies.

                  GECEH is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEH are the making, managing and disposing of investments in private and public companies.

                  GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

                  GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries.

                  GE is a New York corporation with its principal executive office located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

                  (a), (b) and (c) For information with respect to the identity and background of each executive officer and director of each Reporting Person, see Schedules I, II, III, IV and V attached hereto, respectively.

                  (d) and (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person identified in Schedules I through V has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  This statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtains information concerning such individuals which would cause a material change in the disclosure contained herein, and amendment to this statement will be filed disclosing such change.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Pursuant to that certain Agreement and Plan of Merger, dated as of February 25, 2002 (the "Merger Agreement"), among iMedeon Inc. ("iMedeon"), the stockholders of iMedeon (including GECEI), the Company and ViryaNet Acquisition, Inc., an indirect wholly owned subsidiary of the Company ("Merger Sub"), Merger Sub merged with and into iMedeon and Merger Sub's separate corporate existence ceased (the "Merger"). As a result of the Merger, each share of capital stock of iMedeon owned by GECEI immediately prior to the effective time of the Merger, was converted into and became exchangeable for, among other things, 1,718,416 Ordinary Shares. A copy of the Merger Agreement is attached hereto as Exhibit 1.

                  In addition, GECEI received an immediately exercisable warrant to purchase 649,604 Ordinary Shares, pursuant to a Warrant Agreement, dated as of February 21, 2002 (the "Warrant"). The exercise price of the Warrant initially is $0.515 per share, subject to adjustment (i) in the event of dilutive issuances of shares of the Company's capital stock and (ii) for stock dividends, subdivisions and combinations. The foregoing description is qualified in its entirety by reference to the Warrant, a copy of the Warrant is attached hereto as Exhibit 2.

Item 4.  Purpose of Transaction.

                  GECEI acquired the Ordinary Shares as an investment and holds them in the ordinary course of business and not with the purpose or effect of changing the control of the Company.

                  Pursuant to the Merger Agreement, GECEI has the right, beginning at the next annual meeting of the Company until the succeeding annual meeting of the Company, to nominate one director of the Company. In addition, upon the election of such nominee and for so long as such nominee serves on the board of directors of the Company, GECEI has the right to appoint a non-voting observer to the board of directors of the Company (or nominate one person for election to the board of directors as shall be agreed between GECEI and the Company). Furthermore, the board of directors of the Company will recommend to the Company's shareholders to vote for the election of such director and the Company will use its best efforts to cause such election.

                  Each of GECEI, GECEH and GE intends to review its investment on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Company or dispose of all or a portion of any securities of the Company in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

                  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

                  Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of February 25, 2002, based on information provided to us by the Company, after giving effect to the issuance of shares by the Company pursuant to the Merger Agreement, GECEI beneficially owned 2,368,020 Ordinary Shares (including an immediately exercisable warrant to purchase 649,604 Ordinary Shares), representing approximately 8.8% of the outstanding Ordinary Shares, GECEH beneficially owned 87,657 shares (in the form of an immediately exercisable warrant to purchase such shares), representing approximately 0.3% of the outstanding Ordinary Shares, and GE beneficially owned 50,000 Ordinary Shares (in the form of an immediately exercisable warrant to purchase such shares), representing approximately 0.2% of the outstanding Ordinary Shares.

                  Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Ordinary Shares.

                  (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

                  Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

                  (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Ordinary Shares during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

                  Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any Ordinary Shares beneficially owned by GECEI, GECEH or GE Capital, or that GECEI, GECEH, GE Capital or GECS is the "beneficial owner" of any Ordinary Shares beneficially owned by GE.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The responses to Item 3 and Item 5 hereof are incorporated herein by reference.

                  Pursuant to a Lock-up Agreement dated as of February 25, 2002, except for certain limited exceptions, GECEI agreed not to transfer any Ordinary Shares received in the Merger for a period of six months from the date of such agreement. A copy of the Lock-up Agreement is attached hereto as Exhibit 3.

                  Pursuant to the Registration Rights Agreement, dated as of February 25, 2002 (the "Registration Rights Agreement"), by and among the Company and holders of all issued and outstanding shares of capital stock of iMedeon prior to the Merger, the Company agreed to grant such persons the right to have their Ordinary Shares received as a result of the Merger ("Registerable Securities") registered under the Securities Act of 1933, as amended (the "Act"), as follows:

         (i) At any time after the six months anniversary of the Registration Rights Agreement, holders of a majority of Registerable Securities (the "Initiating Holders") may request that the Company file a registration statement under the Act covering such Registerable Securities; provided that the Company generally shall not be required to effect more than one such demand registration.

         (ii) From such time as the Company is eligible to file registration statements on Form S-3, the Initiating Holders may request that the Company file a shelf registration statement registering such Registerable Securities.

         (iii) Whenever the Company proposes to register for its own account or for any other person any of its securities (other than pursuant to clauses (i) or (ii) above) under the Act or under Israeli Securities laws, the Company will notify the holders of Registerable Securities and, upon request, will include such Registerable Securities in such registration, subject to the limitations set forth in the Registration Rights Agreement.

                  The foregoing description is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4.

                  An agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments thereto is attached hereto as
Exhibit 5.

                  Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Company.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of February 25, 2002, among iMedeon Inc., the stockholders of iMedeon Inc., ViryaNet, Ltd. and ViryaNet Acquisition.

Exhibit 2         Warrant Agreement, dated as of February 21, 2002.

Exhibit 3 Lock-up Agreement, dated as of February 25, 2002, by and among ViryaNet, Ltd. and the holders of all issued and outstanding shares of capital stock of iMedeon Inc. prior to the Merger.

Exhibit 4 Registration Rights Amendment, dated as of February 25, 2002, by and among ViryaNet, Ltd. and the holders of all issued and outstanding shares of capital stock of iMedeon Inc. prior to the Merger.

Exhibit 5 Joint Filing Agreement by and among GE Capital Equity Investments, Inc., GE Capital Equity Holdings, Inc., General Electric Capital Corporation, General Electric Capital Services, Inc. and General Electric Company, dated March 7, 2002.

Exhibit 6 Power of Attorney appointing Barbara J. Gould as agent and attorney-in-fact for General Electric Company.

Exhibit 7 Power of Attorney appointing Barbara J. Gould as agent and attorney-in-fact for General Electric Capital Services, Inc.

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2002

                           GE CAPITAL EQUITY INVESTMENTS, INC.


                           By:     /s/ Barbara J. Gould
                                   --------------------------------------------
                                   Name: Barbara J. Gould
                                   Title: Managing Director

                           GE CAPITAL EQUITY HOLDINGS, INC.


                           By:     /s/ Barbara J. Gould
                                   --------------------------------------------
                                   Name: Barbara J. Gould
                                   Title: Managing Director

                           GENERAL ELECTRIC CAPITAL CORPORATION


                           By:     /s/ Barbara J. Gould
                                   --------------------------------------------
                                   Name: Barbara J. Gould
                                   Title: Department Operations Manager

                           GENERAL ELECTRIC CAPITAL SERVICES, INC.


                           By:     /s/ Barbara J. Gould
                                   --------------------------------------------
                                   Name: Barbara J. Gould
                                   Title: Attorney-in-Fact

                           GENERAL ELECTRIC COMPANY


                           By:     /s/ Barbara J. Gould
                                   --------------------------------------------
                                   Name: Barbara J. Gould
                                   Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------

         1 Agreement and Plan of Merger, dated as of February 25, 2002, among iMedeon Inc., the stockholders of iMedeon Inc., ViryaNet, Ltd. and ViryaNet Acquisition.

         2        Warrant Agreement, dated as of February 21, 2002.

         3 Lock-up Agreement, dated as of February 25, 2002, by and among ViryaNet, Ltd. and the holders of all issued and outstanding shares of capital stock of iMedeon Inc. prior to the Merger.

         4 Registration Rights Amendment, dated as of February 25, 2002, by and among ViryaNet, Ltd. and the holders of all issued and outstanding shares of capital stock of iMedeon Inc. prior to the Merger.


         5 Joint Filing Agreement by and among GE Capital Equity Investments, Inc., GE Capital Equity Holdings, Inc., General Electric Capital Corporation, General Electric Capital Services, Inc. and General Electric Company, dated March 7, 2002.

         6 Power of Attorney appointing Barbara J. Gould as agent and attorney-in-fact for General Electric Company.

         7 Power of Attorney appointing Barbara J. Gould as agent and attorney-in-fact for General Electric Capital Services, Inc.

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

                  Filed by GE Capital Equity Investments, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                  Set forth below are the name and present principal occupation or employment of each director and executive officer of GE Capital Equity Investments, Inc. The business address of each director and executive officer is c/o GE Capital Equity Investments, Inc., 120 Long Ridge Road, Stamford, Connecticut 06927. All persons are citizens of the United States, except as set forth below.


Name                        Present Principal Occupation or Employment
----                        ------------------------------------------

John Flannery               President and Chairman of the Board

Jonathan K. Sparole         Managing Director, General Counsel and Secretary

Daniel Janki                Chief Financial Officer

Mario Mastrantoni           Vice President - Controller

Barbara J. Gould            Managing Director, Associate General Counsel and
                            Assistant Secretary

Peter J. Muniz              Senior Vice President, Associate General Counsel and
                            Assistant Secretary

Mark Horncastle             Senior Vice President, Associate General Counsel and
                            Assistant Secretary.

Ian Sharpe                  Vice President - Taxes

                            Citizenship
                            -----------
                            M. Horncastle - United Kingdom

                           SCHEDULE II TO SCHEDULE 13D
                           ---------------------------

                    Filed by GE Capital Equity Holdings, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                  Set forth below are the name and present principal occupation or employment of each director and executive officer of GE Capital Equity Holdings, Inc. The business address of each director and executive officer is c/o GE Capital Equity Holdings, Inc., 120 Long Ridge Road, Stamford, Connecticut 06927. All persons are citizens of the United States, except as set forth below.


Name                     Present Principal Occupation or Employment
----                     ------------------------------------------

John Flannery            President and Chairman of the Board

Jonathan K. Sparole      Managing Director, General Counsel and Secretary

Daniel Janki             Managing Director, Chief Financial Officer and
                         Treasurer

Mario Mastrantoni        Vice President - Controller

Barbara J. Gould         Managing Director, Associate General Counsel and
                         Assistant Secretary

Peter J. Muniz           Senior Vice President, Associate General Counsel and
                         Assistant Secretary

Mark Horncastle          Senior Vice President, Associate General Counsel and
                         Assistant Secretary

Ian Sharpe               Vice President - Taxes

                         Citizenship
                         -----------
                         M. Horncastle - United Kingdom

                          SCHEDULE III TO SCHEDULE 13D
                          ----------------------------

                  Filed by General Electric Capital Corporation

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                  Set forth below are the name and present principal occupation or employment of each director and executive officer of General Electric Capital Corporation. The business address of each director and executive officer is c/o General Electric Capital Corporation, 260 Long Ridge Road, Stamford, Connecticut 06927, except as set forth below. All persons are citizens of the United States, except as set forth below.

Name                                     Present Principal Occupation or Employment
----                                     ------------------------------------------
Joan C. Amble                            Ms. Amble is the Vice President and Controller of General
                                         Electric Capital Corporation.
Nancy E. Barton                          Ms. Barton is a Director and the Senior Vice President, General Counsel
                                         and Secretary of General Electric Capital Corporation.
James R. Bunt                            Mr. Bunt is a Director of General Electric Capital Corporation.
David L. Calhoun                         Mr. Calhoun is a Director of General Electric Capital Corporation.  His
                                         business address is 1 Neumann Way, Cincinnati, Ohio 45215.
James A. Colica                          Mr. Colica is the Senior Vice President, Global Risk Management
                                         of General Electric Capital Corporation.
Richard D'Avino                          Mr. D'Avino is the Senior Vice President, Taxes, of General
                                         Electric Capital Corporation.
Dennis D. Dammerman                      Mr. Dammerman is a Director of General Electric Capital Corporation.
Scott C. Donnelly                        Mr. Donnelly is a Director of General Electric Capital Corporation.
Michael D. Fraizer                       Mr. Fraizer is a Director of General Electric Capital Corporation.
Arthur H. Harper                         Mr. Harper is a Director and an Executive Vice President of General
                                         Electric Capital Corporation.
Benjamin W. Heineman, Jr.                Mr. Heineman is a Director of General Electric Capital Corporation.
Jeffrey R. Immelt                        Mr. Immelt is a Director of General Electric Capital Corporation.


                                       16

Robert Jeffe                             Mr. Jeffe is a Director of General Electric Capital Corporation.
Robert L. Lewis                          Mr. Lewis is Senior Vice President of General Electric Capital
                                         Corporation.
John H. Myers                            Mr. Myers is a Director of General Electric Capital Corporation.
Denis J. Nayden                          Mr. Nayden is the Chairman and Chief Executive Officer of General
                                         Electric Capital Corporation.
Michael A. Neal                          Mr. Neal is a Director and President and Chief Operating Officer of
                                         General Electric Capital Corporation.
David R. Nissen                          Mr. Nissen is a Senior Vice President, Global Consumer Finance of
                                         General Electric Capital Corporation.
James A. Parke                           Mr. Parke is a Director and the Vice Chairman and Chief Financial
                                         Officer of General Electric Capital Corporation.
Ronald R. Pressman                       Mr. Pressman is a Director of General Electric Capital Corporation.  His
                                         business address is 5200 Metcalf, Overland Park, Kansas 66204.
Gary M. Reiner                           Mr. Reiner is a Director of General Electric Capital
                                         Corporation.  His business address is 3135 Easton Turnpike,
                                         Fairfield, Connecticut 06431.
Gary L. Rogers                           Mr. Rogers is a Director of General Electric Capital Corporation.  His
                                         business address is 3135 Easton Turnpike, Fairfield, Connecticut 06431.
John M. Samuels                          Mr. Samuels is a Director of General Electric Capital Corporation.  His
                                         business address is 3135 Easton Turnpike, Fairfield, Connecticut 06431.
Marc J. Saperstein                       Mr. Saperstein is Senior Vice President, Human Resources of General
                                         Electric Capital Corporation.
Keith S. Sherin                          Mr. Sherin is a Director of General Electric Capital Corporation.  His
                                         business address is 3135 Easton Turnpike, Fairfield, Connecticut 06431.
Edward D. Stewart                        Mr. Stewart is a Director and an Executive Vice President of General
                                         Electric Capital Corporation.
Kathryn A. Cassidy                       Ms. Cassidy is Senior Vice President, Corporate Treasury and Global
                                         Funding Operation of General Electric Capital Corporation.
Robert C. Wright                         Mr. Wright is a Director of General Electric Capital Corporation.  His
                                         business address is 30 Rockefeller Plaza, New York, New York 10112.

                           SCHEDULE IV TO SCHEDULE 13D
                           ---------------------------

                Filed by General Electric Capital Services, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                             PRESENT                                     PRESENT
                                             BUSINESS                                    PRINCIPAL
         NAME                                ADDRESS                                     OCCUPATION
         ----                                -------                                     ----------
         Directors
         ---------
         Nancy E. Barton                     General Electric Capital Corporation        Senior Vice President, General Counsel
                                             260 Long Ridge Road                         and Secretary
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.

         James R. Bunt                       General Electric Company                    Vice President and Treasurer
                                             3135 Easton Turnpike
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         David L. Calhoun                    GE Aircraft Engines                         Chief Executive Officer
                                             1 Neumann Way
                                             Cincinnati, OH 45215
                                             Citizenship: U.S.A.

         Dennis D. Dammerman                 General Electric Company                    Vice Chairman and Executive Officer
                                             3135 Easton Turnpike
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Scott C. Donnelly                   General Electric CR&D                       Senior Vice President
                                             One Research Circle
                                             Niskayuna, NY 12309
                                             Citizenship: U.S.A.

         Michael D. Fraizer                  GE Financial Assurance                      President and Chief Executive Officer
                                             6604 W. Broad Street
                                             Richmond, VA 23230
                                             Citizenship: U.S.A.

         Arthur H. Harper                    General Electric Capital Corporation        Executive Vice President
                                             260 Long Ridge Road
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.



                                       18

                                             PRESENT                                     PRESENT
                                             BUSINESS                                    PRINCIPAL
         NAME                                ADDRESS                                     OCCUPATION
         ----                                -------                                     ----------

         Benjamin W. Heineman, Jr.           General Electric Company                    Senior Vice President, General Counsel
                                             3135 Easton Turnpike                        and Secretary
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Jeffrey R. Immelt                   General Electric Company                    Chairman and Chief Executive Officer
                                             3135 Easton Turnpike
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Robert Jeffe                        General Electric Company                    Senior Vice President, Corporate
                                             3135 Easton Turnpike                        Business Development
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         John H. Myers                       GE Investment Corporation                   Chairman and President
                                             3003 Summer Street
                                             Stamford, CT 06904
                                             Citizenship: U.S.A.

         Denis J. Nayden                     General Electric Capital Corporation        Chairman and Chief Executive Officer
                                             260 Long Ridge Road
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.

         Michael A. Neal                     General Electric Capital Corporation        President and Chief Operating Officer
                                             260 Long Ridge Road
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.

         James A. Parke                      General Electric Capital Corporation        Vice Chairman and Chief Financial
                                             260 Long Ridge Road                         Officer
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.

         Ronald R. Pressman                  Employers Reinsurance Corporation           Chairman, President and Chief Executive
                                             5200 Metcalf                                Officer
                                             Overland Park, KS 66204
                                             Citizenship: U.S.A.



                                       19

                                             PRESENT                                     PRESENT
                                             BUSINESS                                    PRINCIPAL
         NAME                                ADDRESS                                     OCCUPATION
         ----                                -------                                     ----------

         Gary M. Reiner                      General Electric Company                    Senior Vice President and Chief
                                             3135 Easton Turnpike                        Information Officer
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Gary L. Rogers                      General Electric Company                    Vice Chairman
                                             3135 Easton Turnpike
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         John M. Samuels                     General Electric Company                    Vice President and Senior Counsel,
                                             3135 Easton Turnpike                        Corporate Taxes
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Keith S. Sherin                     General Electric Company                    Senior Vice President, Finance, and
                                             3135 Easton Turnpike                        Chief Financial Officer
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Edward D. Stewart                   General Electric Capital Corporation        Executive Vice President
                                             1600 Summer Street
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.

         Robert C. Wright                    National Broadcasting Company, Inc.         Chairman and Chief Executive Officer
                                             30 Rockefeller Plaza
                                             New York, New York 10112


         Executive Officers
         ------------------

         Dennis D. Dammerman                 General Electric Company                    Vice Chairman and Executive Officer
                                             3135 Easton Turnpike
                                             Fairfield, CT 06431
                                             Citizenship: U.S.A.

         Denis J. Nayden                     General Electric Capital Corporation        Chairman and Chief Executive Officer
                                             260 Long Ridge Road
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.



                                       20

                                             PRESENT                                     PRESENT
                                             BUSINESS                                    PRINCIPAL
         NAME                                ADDRESS                                     OCCUPATION
         ----                                -------                                     ----------

         Michael D. Fraizer                  GE Financial Assurance                      President and Chief Executive Officer
                                             6604 W. Broad Street
                                             Richmond, VA 23230
                                             Citizenship: U.S.A.

         Arthur H. Harper                    General Electric Capital Corporation        Executive Vice President
                                             260 Long Ridge Road
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.

         Michael A. Neal                     General Electric Capital Corporation        President and Chief Operating Officer
                                             260 Long Ridge Road
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.

         Ronald R. Pressman                  Employers Reinsurance Corporation           Chairman, President and Chief Executive
                                             5200 Metcalf                                Officer
                                             Overland Park, KS 66204
                                             Citizenship: U.S.A.

         James A. Parke                      General Electric Capital Services, Inc.     Executive Vice President and Chief
                                             260 Long Ridge Road                         Financial Officer
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.

         Edward D. Stewart                   General Electric Capital Services, Inc.     Executive Vice President
                                             600 Summer Street
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.

         Nancy E. Barton                     General Electric Capital Services, Inc.     Senior Vice President, General Counsel
                                             260 Long Ridge Road                         and Secretary
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.



                                       21

                                             PRESENT                                     PRESENT
                                             BUSINESS                                    PRINCIPAL
         NAME                                ADDRESS                                     OCCUPATION
         ----                                -------                                     ----------

         James A. Colica                     General Electric Capital Services, Inc.     Senior Vice President,
                                             260 Long Ridge Road                         Global Risk Management
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.

         Richard D'Avino                     General Electric Capital Services, Inc.     Senior Vice President, Taxes
                                             777 Long Ridge Road
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.

         Marc J. Saperstein                  General Electric Capital Services, Inc.     Senior Vice President, Human Resources
                                             260 Long Ridge Road
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.

         Joan C. Amble                       General Electric Capital Services, Inc.     Vice President and Controller
                                             201 High Ridge Road
                                             Stamford, CT 06927
                                             Citizenship: U.S.A.


                           SCHEDULE V TO SCHEDULE 13D
                           --------------------------

                        Filed by General Electric Company

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------
Directors
---------
J. I. Cash, Jr.                     Harvard Business School                      Professor of Business Administration --
                                    Morgan Hall                                  Graduate School of Business
                                    Soldiers Field Road                          Administration, Harvard University
                                    Boston, MA  02163

S. S. Cathcart                      222 Wisconsin Avenue                         Retired Chairman,
                                    Suite 103                                    Illinois Tool Works
                                    Lake Forest, IL  60045

D. D. Dammerman                     General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer, General Electric Company;
                                    Fairfield, CT  06431                         Chairman, General Electric Capital
                                                                                 Services, Inc.

P. Fresco                           Fiat SpA                                     Chairman of the Board,
                                    via Nizza 250                                Fiat SpA
                                    10126 Torino, Italy

A. M. Fudge                         4 Lowlyn Road                                Former Vice President, Kraft Foods, Inc.
                                    Westport, CT 06880

C. X. Gonzalez                      Kimberly-Clark de Mexico,                    Chairman of the Board and Chief
                                    S.A. de C.V.                                 Executive Officer, Kimberly-Clark de
                                    Jose Luis Lagrange 103,                      Mexico, S.A. de C.V.
                                    Tercero Piso
                                    Colonia Los Morales
                                    Mexico, D.F.  11510, Mexico

J. R. Immelt                        General Electric Company                     Chairman of the Board and Chief
                                    3135 Easton Turnpike                         Executive Officer,
                                    Fairfield, CT  06431                         General Electric Company

A. Jung                             Avon Products, Inc.                          Chairman and Chief Executive Officer,
                                    1345 Avenue of the Americas                  Avon Products, Inc.
                                    New York, NY  10105



                                       23

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------
K. G. Langone                       Invemed Associates, Inc.                     Chairman, President and Chief Executive
                                    375 Park Avenue                              Officer, Invemed Associates, Inc.
                                    New York, NY  10152

R. B. Lazarus                       Ogilvy & Mather Worldwide                    Chairman and Chief Executive Officer,
                                    309 West 49th Street                         Ogilvy & Mather Worldwide
                                    New York, New York  10019-7316

S. G. McNealy                       Sun Microsystems, Inc.                       Chairman, President and Chief Executive
                                    901 San Antonio Road                         Officer,
                                    Palo Alto, CA  94303-4900                    Sun Microsystems, Inc.

G. G. Michelson                     Federated Department Stores                  Former Member of the Board of Directors,
                                    151 West 34th Street                         Federated Department Stores
                                    New York, NY  10001

S. Nunn                             King & Spalding                              Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, GA  30303

R. S. Penske                        Penske Corporation                           Chairman of the Board and President,
                                    13400 Outer Drive                            Penske Corporation
                                    West Detroit, MI  48239-4001

F. H. T. Rhodes                     Cornell University                           President Emeritus, Cornell University
                                    3104 Snee Building
                                    Ithaca, NY  14853

G.L. Rogers                         General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer, General Electric Company
                                    Fairfield, CT 06431

A. C. Sigler                        Champion International Corporation           Retired Chairman of the Board and Chief
                                    1 Champion Plaza                             Executive Officer and former Director,
                                    Stamford, CT  06921                          Champion International Corporation

D. A. Warner III                    J. P. Morgan Chase & Co., Inc.               Retired Chairman of the Board, J. P.
                                    The Chase Manhattan Bank and Morgan          Morgan Chase & Co., Inc.
                                    Guaranty Trust Co.
                                    270 Park Avenue
                                    New York, NY  10017-2070



                                       24

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

R. C. Wright                        National Broadcasting Company, Inc.          Vice Chairman of the Board and Executive
                                    30 Rockefeller Plaza                         Officer, General Electric Company;
                                    New York, New York  10112                    Chairman and Chief Executive Officer,
                                                                                 National Broadcasting Company, Inc.
                                    Citizenship
                                    -----------
                                    P. Fresco - Italy
                                    C. X. Gonzalez - Mexico
                                    Andrea Jung - Canada
                                    All Others - U.S.A.


Executive Officers
------------------

J. R. Immelt                        General Electric Company                     Chairman of the Board and Chief
                                    3135 Easton Turnpike                         Executive Officer
                                    Fairfield, CT  06431

P. D. Ameen                         General Electric Company                     Vice President and Comptroller
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

J. R. Bunt                          General Electric Company                     Vice President and Treasurer
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

D. C. Calhoun                       General Electric Company                     Senior Vice President - GE Aircraft
                                    1 Neumann Way                                Engines
                                    Cincinnati, OH  05215

J.P. Campbell                       General Electric Company                     Vice President - GE Appliances
                                    Appliance Park
                                    Louisville, KY 40225

W. J. Conaty                        General Electric Company                     Senior Vice President - Human Resources
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

D. D. Dammerman                     General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer, General Electric Company;
                                    Fairfield, CT  06431                         Chairman, General Electric Capital
                                                                                 Services, Inc.



                                       25

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

S.C. Donnelly                       General Electric Company                     Senior Vice President - Corporate
                                    One Research Circle                          Research and Development
                                    Niskayuna, NY  12309

M.J. Espe                           General Electric Company                     Senior Vice President - GE Lighting
                                    Nela Park
                                    Cleveland, OH  44112

Y. Fujimori                         General Electric Company                     Senior Vice President - GE Plastics
                                    1 Plastics Avenue
                                    Pittsfield, MA 01201

B. W. Heineman, Jr.                 General Electric Company                     Senior Vice President - General Counsel
                                    3135 Easton Turnpike                         and Secretary
                                    Fairfield, CT  06431

J. M. Hogan                         General Electric Company                     Senior Vice President - GE Medical
                                    P.O. Box 414                                 Systems
                                    Milwaukee, WI 53201

R. E. Jeffe                         General Electric Company                     Senior Vice President - Corporate
                                    3135 Easton Turnpike                         Business Development
                                    Fairfield, CT  06431

J. Krenicki, Jr.                    General Electric Company                     Vice President - GE Transportation
                                    2901 East Lake Road                          Systems
                                    Erie, PA  16531

R. W. Nelson                        General Electric Company                     Vice President - Corporate Financial
                                    3135 Easton Turnpike                         Planning and Analysis
                                    Fairfield, CT  06431

G. M. Reiner                        General Electric Company                     Senior Vice President - Chief
                                    3135 Easton Turnpike                         Information Officer
                                    Fairfield, CT  06431

J. G. Rice                          General Electric Company                     Senior Vice President - GE Power Systems
                                    1 River Road
                                    Schenectady, NY  12345

G. L. Rogers                        General Electric Company                     Vice Chairman of the Board and Executive
                                    1 Plastics Avenue                            Officer
                                    Pittsfield, MA  01201

K. S. Sherin                        General Electric Company                     Senior Vice President - Finance and
                                    3135 Easton Turnpike                         Chief Financial Officer
                                    Fairfield, CT  06431



                                       26

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

L. G. Trotter                       General Electric Company                     Senior Vice President - GE Industrial
                                    41 Woodford Avenue                           Systems
                                    Plainville, CT  06062

W.A. Woodburn                       General Electric Company                     Senior Vice President - GE Specialty
                                    41 Woodford Avenue                           Materials
                                    Plaineville, CT 06062

R. C. Wright                        National Broadcasting Company, Inc.          Vice Chairman of the Board and Executive
                                    30 Rockefeller Plaza                         Officer, General Electric Company;
                                    New York, New York  10112                    Chairman and Chief Executive Officer,
                                                                                 National Broadcasting Company, Inc.


                                   Citizenship
                                   -----------

                             Yoshiaki Fujimori Japan

                                All Others U.S.A.



                                       27